    WORLD MONITOR TRUST--
    SERIES B

    MONTHLY REPORT/
    SEPTEMBER 25, 1998

         WORLD MONITOR TRUST--SERIES B
--------------------------------------------------------------------------------
Dear Interest Holder:
Enclosed is the report for the period from August 29, 1998 to September 25, 1998 for World Monitor Trust--Series B (the 'Trust'). The net asset value of an interest as of September 25, 1998 was $107.92, an increase of 2.41% from the August 28, 1998 value of $105.38. The year-to-date return for the Trust, which commenced trading June 10, 1998, was an increase of 7.92% as of September 25, 1998. Additionally, the return for the period from June 27, 1998 through September 25, 1998 (the 'Third Quarter') was an increase of 9.26%.

Trading for the Third Quarter was profitable for the Trust. Gains were achieved in the financial, currency and index sectors. The metal and energy sectors incurred losses.

July trading resulted in losses due, in part, to relatively low volatility, providing little opportunity to trade profitably. During the month, U.S. bond prices moved slightly lower given the general weakness of the U.S. dollar. This hurt long U.S. bond positions. European bonds, however, gained by this move benefiting the Trust's long positions.

August performance was spectacular with profits across all sectors traded. Escalation of Russia's financial woes and Asia's bleak economic outlook resulted in a global reassessment of growth prospects and a 'flight to quality'. Around the world, stock markets fell sharply while bond markets soared, profiting the Trust's long bond positions. In the index sector, the Trust capitalized on short Nikkei positions.

In September, gains were experienced primarily in the financial and currency sectors. The 'flight to quality' initiated in August spilled into September continuing to benefit the Trust's long European, Japanese and U.S. bond positions, with Eurodollars and U.S. bonds posting the largest gains. Currency sector positions in the German deutsche mark, Swiss franc and Canadian dollar were profitable as the value of the U.S. dollar fell. Exposure to copper and aluminum in the metal sector was unprofitable as were short positions in natural gas in the energy sector.

The estimated net asset value per interest as of October 26, 1998 was $110.59. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,
          /s/ Thomas M. Lane, Jr.
          ------------------------
          Thomas M. Lane, Jr.
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
-------------------------------------------------------
For the period from August 29, 1998 to
  September 25, 1998
Revenues:
Realized gain on commodity
  transactions.............................   $ 481,456
Change in unrealized commodity
  positions................................    (216,888)
Interest income............................      37,398
                                              ---------
                                                301,966
                                              ---------
Expenses:
Commissions................................      50,014
Management fee.............................      13,053
Incentive fee..............................      40,302
                                              ---------
                                                103,369
                                              ---------
Net gain...................................   $ 198,597
                                              ---------
                                              ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------
For the period from August 29, 1998 to
  September 25, 1998
                                                   Per
                                      Total      Interest
                                    ----------   -------
Net asset value at beginning of
  period (78,068.533 interests)...  $8,226,983   $105.38
Contributions.....................     246,600
Net gain..........................     198,597
Redemptions.......................    (156,595)
                                    ----------
Net asset value at end of
  period (78,906.634 interests)...  $8,515,585    107.92
                                    ----------   -------
                                    ----------
Change in net asset
  value per interest..........................   $  2.54
                                                 -------
                                                 -------
Percentage change.............................      2.41%
                                                 -------
                                                 -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series B is accurate and complete.
                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.
                                 /s/ Barbara J. Brooks
                                 ----------------------
                             by: Barbara J. Brooks
                                   Treasurer